Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ImClone Systems Incorporated:

We consent to the use of our reports dated March 1, 2007, with respect to the consolidated balance sheets of ImClone Systems Incorporated as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

Our report with respect to the consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”, effective January 1, 2006.

/s/ KPMG LLP

Princeton, New Jersey

October 9, 2007